June 26, 2017

VIA EDGAR

GREATER STATES SPORTS AUTHORITY, INC

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Greater States Sports, Inc. (the "Company") Registration Statement on Form 10-12B, File No. 001-38121 Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Companys Registration Statement (File No. 001 38121) on Form 1012B confidentially submitted to the Securities and Exchange Commission (the Commission) on 2017/06/19. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the Act), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to wrong statements of writing and wrong form for submission. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, if any.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (414) 699-1962 or by email at gssainc2016@gmail.com.

Sincerely,

GREATER STATES SPORTS AUTHORITY, INC.

by:

/s/ SHONE BAGLEY, SR

Shone Bagley, Sr.

Chairman/Co-Chief Executive Officer